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                           September 29, 2023

       Lorin Crenshaw
       Chief Financial Officer
       Compass Minerals International, Inc.
       9900 West 109th Street
       Suite 100
       Overland Park, KS 66210

                                                        Re: Compass Minerals
International, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 21,
2023
                                                            File No. 333-274622

       Dear Lorin Crenshaw:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Francesca L. Odell